UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Ucommune International Ltd

(Name of Issuer)

Class A Ordinary Shares, US$0.0001 par value per share

(Title of Class of Securities)

G9449A100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9449A100	SCHEDULE 13G/A	Page 2 of 8

1.	Names of Reporting Persons Weihao Zhao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,374,142
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,374,142
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,374,142
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G9449A100	SCHEDULE 13G/A	Page 3 of 8

1.	Names of Reporting Persons Ambitious World Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,374,142
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,374,142
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,374,142
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G9449A100	SCHEDULE 13G/A	Page 4 of 8

Item 1(a).	Name of Issuer:

Ucommune International Ltd

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Floor 8, Tower D

No.2 Guang Hua Road

Chaoyang District, Beijing

People’s Republic of China, 100026

Item 2(a).	Name of Person Filing:

Weihao Zhao

Ambitious World Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Weihao Zhao – No.8, Hongfu Road, Daxing District, Beijing

Ambitious World Limited – Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Weihao Zhao – The People’s Republic of China

Ambitious World Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, US$0.0001 par value per share (each a “Class A Ordinary Share”).

Item 2(e).	CUSIP Number:

G9449A100

CUSIP No. G9449A100	SCHEDULE 13G/A	Page 5 of 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)       The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b)       The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined is based on 77,937,707 Class A Ordinary Shares of the Issuer outstanding as disclosed in Amendment No. 4 to Registration Statement on Form F-1 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2022.

5,374,142 Class A Ordinary Shares of the Issuer were held by Ambitious World Limited, a British Virgin Islands company 1% held by a company wholly owned by Mr. Bin Zhao and 99% controlled by Wisdom World Group Limited. Mr. Weihao Zhao is the sole director of Ambitious World Limited. Wisdom World Group Limited is incorporated in the British Virgin Islands and is a nominee company under a trust established by Mr. Bin Zhao as the settlor (the “Trust”) where THE CORE TRUST COMPANY LIMITED and TCT (BVI) Limited acts as the trustee and the nominee company, respectively, under the Trust. Wisdom World Group Limited is directly wholly owned by TCT (BVI) Limited. TCT (BVI) Limited is established under the laws of the British Virgin Islands and is wholly owned by THE CORE TRUST COMPANY LIMITED. A family member of Mr. Bin Zhao is the beneficiary of the Trust with respect to the Class A Ordinary Shares held by Ambitious World Limited. The Trust is irrevocable with respect to the Class A Ordinary Shares held by Ambitious World Limited. Pursuant to Section 13(d) of the Act, such beneficiary of the Trust may be deemed to beneficially own all of the Class A Ordinary Shares held by Ambitious World Limited. Wisdom World Group Limited and TCT (BVI) Limited, each as a nominee company under the Trust, and The CORE TRUST COMPANY LIMITED, as the trustee under the Trust, should not be deemed to beneficially own any Class A Ordinary Shares directly held by Ambitious World Limited under Section 13(d) of the Act.

Holders of Class A Ordinary Shares and Class B ordinary shares of the Issuer, par value US$0.0001 per share (each a “Class B Ordinary Share”), are entitled to the same rights, except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 15 votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(c)        The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

CUSIP No. G9449A100	SCHEDULE 13G/A	Page 6 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G9449A100	SCHEDULE 13G/A	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

WEIHAO ZHAO

/s/ Weihao Zhao

AMBITIOUS WORLD LIMITED

By:	/s/ Weihao Zhao
Name:	Weihao Zhao
Title:	Director

[Signature Page to Schedule 13G/A]

CUSIP No. G9449A100	SCHEDULE 13G/A	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement